
May 16, 2017

Mr. Thomas E. Klema
Secretary
Rockwell Medical, Inc.
30142 Wixom Road
Wixom, Michigan 48393

> **Re:** **Rockwell Medical, Inc.**
> **Additional Soliciting Materials on Schedule 14A**
> **Filed May 10, 2017**
> **File No. 000-23661**

Dear Mr. Klema:

We have reviewed your filing and have the following comments.

Slide 32

1. We note the following disclosure: "On March 13, 2014, Faruqi & Faruqi, LLP issue a press release announcing the investigation of Orchids Paper Company (TIS) for potential breaches of fiduciary duties by its Board of Directors." This appears to be a press release issued by a law firm seeking client interest in a possible class action lawsuit, and we understand that the law firm was unable to attract any clients to pursue the matter. Likewise, we note the disclosure on slide 36 that Mr. Ravich has "Threatened Class Action Litigation Experience." Rule 14a-9 prohibits making charges concerning improper, illegal or immoral conduct, without factual foundation. Please provide factual foundation for the statements that there was a potential breach of fiduciary duty or that class action litigation was "threatened."

Slide 36

2. Disclosure states that Mr. Ravich has "Bankruptcy Experience," noting that he "took over as CEO of Odd's-N-End's, a discount retailer, in 1990" and that "[u]nder Ravich, in 1994, Odd's-N-End's filed for Chapter 11 bankruptcy protection." We understand that Mr. Ravich bought this company out of bankruptcy and took it over in December 1994, not in 1990. Please provide support for the assertions made in the disclosure.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Peter D. Fetzer, Esq.
        Foley & Lardner LLP